February 27, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             Notice of Disclosure Filed in Exchange Act Annual Report under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that EP Energy LLC has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on February 27, 2014. This disclosure can be found on page 22 of the Annual Report on Form 10-K and is incorporated by reference herein. EP Energy LLC made such disclosure based on information provided by other companies that may be deemed to be under common control with EP Energy LLC, and not because of any conduct by EP Energy LLC.

Very truly yours,

EP Energy LLC

By:	/s/ Marguerite N. Woung-Chapman
Name: Marguerite N. Woung-Chapman
Title: Senior Vice President, General Counsel and Corporate Secretary